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                                                                 EXHIBIT 18(a)



Trak Auto Corporation
3300 75th Avenue
Landover, MD  20875

     Re:    10-Q Report for the quarter ended July 30, 1994

Gentlemen:

    This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

    We have been informed that, as of January 30, 1994, the Company changed from the Link Chain method of accounting for Dollar Value LIFO to the Price Index method. In addition, the Company has segregated its inventory into LIFO pools which are different than the LIFO pools previously used. The Company has applied to the Internal Revenue Service to allow this change for income tax reporting as well. According to the Management of the Company, the opening of the Company's new prototype warehouse store will require the addition to inventory of approximately 20,000 new SKUs. The continued use of the Link Chain method would create numerous complications in establishing a base year cost for these new items entering the LIFO inventory pool. As a result the use of an external index would be less cumbersome than developing an internal index and the segregation of inventory into additional pools should further refine the LIFO computation. Management believes that these changes will enhance the Company's financial and income tax reporting. It is not possible for management to record a retroactive accounting adjustment, because prior physical count categories do not facilitate the LIFO computation under the new method.

    A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

    We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

    We have not audited the application of this change to the financial statements of any period subsequent to January 29, 1994. Further, we have not examined and do not express any opinion with respect to your financial statements for the six months ended July 30, 1994.

Very truly yours,



Arthur Andersen LLP